Eurasian Minerals Inc.

NEWS RELEASE

Eurasian Minerals Announces Upcoming Date of Name Change to “EMX Royalty Corporation”
and Provides Corporate Update

Vancouver, British Columbia, July 17, 2017 (TSX Venture: EMX; NYSE MKT: EMX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce that the Company will officially change its name to "EMX Royalty Corporation" effective on July 19, 2017. The Company, as EMX Royalty Corporation, will continue to trade under the ticker symbol EMX on both the TSX Venture and NYSE MKT exchanges. The new CUSIP number is 26873J107 and the new ISIN is CA26873J1075. The Company is also rolling out a new web site hosted at www.emxroyalty.com.

EMX Royalty Business Model. The Company's name change highlights its focus on realizing royalty income from a growing and diversified mineral property portfolio that spans five continents. There are three key foundations underpinning the Company's business model:

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Royalty Generation. EMX has a fourteen year track record of generative exploration that has evolved into an avenue to organically generate mineral property royalty interests and cash flows. The strategy is to leverage in- country geologic expertise to acquire prospective properties on open ground through license application or claim staking, and to build value through low cost work programs (i.e., mapping, sampling, geophysical surveys, etc.). These properties are optioned or sold to partner companies for retained royalty interests, advance minimum royalty payments, project milestone payments, and other considerations that may include equity interests. Pre-production payments provide early-stage cash flows to EMX, while partner companies build value through exploration and development. EMX participates in the project upside at no additional cost, with the potential for future royalty payments upon the commencement of production.

Examples of EMX royalty generation success are the portfolio of properties in a) Turkey, including the Balya lead-zinc-silver mine, as well as the Akarca gold-silver and Sisorta gold properties being advanced towards development by partner companies, b) the western United States where EMX has copper and gold royalty properties and properties optioned for a royalty interest with companies such as Kennecott Exploration Company (Rio Tinto) and Coeur Explorations Inc., c) Sweden and Norway consisting of polymetallic properties in historic mining districts sold to Boreal Metals Corp. ("BMC") for retained royalty interests, an equity interest in BMC, and other considerations, and d) Haiti, including gold and copper properties sold to Newmont for a retained royalty interest and cash payments. Importantly, in addition to the retained royalty interests, the sale of these assets provided substantial income to EMX for supporting growth of the Company's property portfolio and building shareholder value.

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Royalty Acquisition. EMX has been pursuing the prudent acquisition of royalty property interests since 2011. The purchase of royalty interests allows EMX to choose quality assets for acquisition that range from producing mines to advanced development properties. These purchases are designed to "jump start" organic royalty portfolio growth process by providing EMX with immediate to near term royalty cash flow. Although the competition to purchase royalty interests is intense, the Company's in-country royalty generation initiatives often inform the timely identification of top tier acquisition candidates. EMX's royalty acquisition initiatives are led by Mr. Thomas Mair, General Manager of Corporate Development.

Key acquisitions to date include the Leeville royalty property in the heart of the Northern Carlin Trend, and the Brestovac royalty property in Serbia's prolific Timok Magmatic Complex. The Leeville royalty has paid gross revenue of US $9.8 million to EMX (current through Q1, 2017) from Newmont's Leeville, Turf, and other underground gold mining operations. Royalty upside, at no cost to EMX, comes from Newmont's delineation of a new gold trend that extends southeast from the Leeville mining complex and includes portions of the Rita K and Full House projects. EMX's purchase of Timok royalty properties in 2014 included the Brestovac license's Cukaru Peki deposit, which is on a fast track development schedule by operator Nevsun Resources Ltd. This purchase resulted from EMX's on-the-ground experience in Serbia developed while building an exploration portfolio sold to Reservoir Capital Corp. in 2006 for cash and retained royalty interests. One of the properties in that portfolio was Brestovac West, which is now an EMX royalty property that lies adjacent to the Cukaru Peki discovery, and covers the high-grade gold Corridor Zone.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

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Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes from opportunistic strategic investment in mineral exploration opportunities with under- valued upside potential. Exit strategies can include royalty positions, equity sales, or a combination of both. As well, these investments can lead to EMX's identification of candidates for acquisition or merger.

An early success resulted from EMX's seed level investment in Standard Uranium Corp. that was timed just before the uranium market upswing of 2005-2007. The Company's recognition of upcoming uranium supply shortfalls allowed EMX to quickly realize a substantial profit over a two to three year timeframe. EMX's more recent strategic investment in the Malmyzh project provides significant upside exposure to an emerging district scale porphyry copper-gold discovery.

EMX is steadily increasing global revenue streams from royalties, advance royalties and other cash payments to balance overall company-wide expenditures. The goal is to sustain the Company's royalty generation, royalty acquisition, and strategic investment activities while providing multiple opportunities for exploration and production success with minimal dilution to our shareholders.

Share Issuances. EMX intends to issue 20,239 shares (valued at US $18,000) to a senior consultant of the Company in respect of work performed for EMX in the second quarter of 2017 as detailed in the Company’s News Release of May 3, 2017. EMX valued the 20,239 shares at the VWAP of its shares on the NYSE MKT for the five trading days ended June 30, 2017.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance its mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

Mr. Dean D. Turner, CPG, is a Qualified Person under NI 43-101 and consultant to the Company. Mr. Turner has reviewed, verified and approved disclosure of the technical information contained in this news release.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the quarter ended March 31, 2017 (the “MD&A”) and the most recently filed Form 20-F for the year ended December 31, 2016, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com